Manuel G. Rivera Senior Counsel

666 Fifth Avenue, 31st Floor • New York, New York  10103-3198

mgrivera@fulbright.com • Direct: 212 318 3296 • Main: 212 318 3000 • Facsimile: 212 318 3400

April 4, 2013

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mara L. Ransom, Assistant Director

Re:                             Fairway Group Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 26, 2013
File No. 333-184063

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated March 22, 2013, in connection with Amendment No. 1 to the Company’s Registration Statement on Form S-1 for the proposed initial public offering of its Class A common stock (the “Registration Statement”), filed with the Commission on February 26, 2013.  For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.  Page references included in the Company’s responses are to those contained in Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which is being filed with the Commission on EDGAR along with this letter and certain exhibits to the Registration Statement.  Hard copies of Amendment No. 2, including copies marked against the February 26, 2013 filing of the Registration Statement, are being hand-delivered to the Staff.

Prospectus Cover Page

1.                                      We note your statement that Sterling will own a certain percentage of the voting power of your capital stock through its ownership of Class B common stock. With a view towards informing investors of the control that Sterling will have over the company after the offering, please also disclose the percentage of the voting power of your capital stock that Sterling will own through its ownership of both Class A and Class B common stock.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Response:  The prospectus cover page has been revised in accordance with the Staff’s comment to disclose Sterling’s percentage of voting power of the Company’s capital stock through its ownership of both Class A and Class B common stock.  See the prospectus cover page.

The Offering, page 7

2.                                      Please include in this section a brief description of the reserved share program. In addition, please disclose in this section that the selling stockholders are all senior officers of your company.

Response:  “The Offering” section of the summary box has been revised in accordance with the Staff’s comment to include a description of the reserved share program and a disclosure that the selling stockholders are, except in the case of one individual, senior officers of the Company.  See page 10.

3.                                      Please disclose the amounts to be received by your directors and officers in bonuses as a result of the completion of this offering, and the proceeds that your senior officers will receive in their capacities as selling stockholders in this offering.

Response:  “The Offering” section of the summary box has been revised in accordance with the Staff’s comment to disclose the bonuses, as well as the equity grants, to be received by the Company’s directors and officers, and the proceeds to be received by the Company’s senior officers, in the offering.  See page 10.

Summary Historical Consolidated Financial and Other Data, page 10

4.                                      We note your response to comment 2 in our letter dated October 18, 2012 and your revisions to footnote (24) on page 15, footnote (3) on page 49, footnote (21) on page 58, the first paragraph under the heading “Subordinated Notes” on page 128 and the notes to your financial statements on page F-24. It is unclear from the information included in the notes to your financial statements whether the accrued pay-in-kind interest on the subordinated promissory notes is to be paid through the issuance of additional subordinated promissory notes (bunny notes) or whether such interest is simply deferred until the maturity date of the related note. If such interest is to be paid in kind through the issuance of additional subordinated promissory notes, it is unclear why you have recorded the related accrued interest as accrued interest within other long term liabilities rather than as additional subordinated promissory notes issuable. Please revise your disclosures to make the nature of this deferred interest clear. Please also disclose whether interest accrues on the unpaid amount of accrued interest or only on the original principal amount of the debt.

Response:  The Company advises the Staff that the accrued pay-in-kind interest is deferred until the maturity date, and the Company has changed the references throughout the prospectus to “deferred interest”.  No additional notes are issued and the accrued interest does not itself bear additional interest.  The disclosure concerning payment-in-kind interest on the subordinated promissory note has been revised to clarify the nature of the deferred interest, in accordance with the Staff’s comment.  See footnote 24 on page 18, footnote 3 on page 52, footnote 21 on page 62, “Subordinated Notes” on pages 85 and 136 and “Subordinated Note” on page 141.  In addition, the Company advises the Staff that the subordinated promissory note has been paid in full, as disclosed in footnote 24 on page 18, “Subordinated Notes” on pages 85 and 136 and “Subordinated Note” on page 141.

Risk Factors, page 16

If our goodwill becomes impaired, we may be required to record a significant charge to earnings, page 32

5.                                      It appears that as of December 31, 2012 your goodwill represented approximately 28.1% of your total assets rather than 25.2% of your total assets at such date. Please revise or advise.

Response:  The goodwill disclosure has been revised in accordance with the Staff’s comment to reflect that goodwill represents 28.1% of the Company’s total assets as of December 30, 2012.  See page 35.

Conflicts of interest may arise…, page 34

6.                                      Please disclose in this or another appropriate risk factor the number of directors that Sterling, and Mr. H. Glickberg and Mr. D. Glickberg, may appoint after completion of the offering.

Response:  The Company advises the Staff that the Stockholders’ Agreement pursuant to which Sterling Investment Partners has the right to designate four directors in aggregate, and Howard Glickberg and Harold Seybert, acting jointly, have the right to designate two directors, will terminate upon completion of the offering.  The disclosure concerning the Stockholders’ Agreement on pages 110 and 112 has been revised to state that the Stockholders’ Agreement will so terminate.  Accordingly, neither Sterling nor Messrs. Glickberg and Seybert will have a contractual right to appoint any directors.  As explained in the risk factor “Upon completion of this offering, we will be controlled by investment funds managed by affiliates of Sterling Investment Partners, whose interests in our business may be different from yours” on pages 36 and 37, upon completion of the offering, Sterling Investment Partners will continue to control a majority of the voting power of our outstanding common stock and therefore “effectively control actions to be taken by us and our board of directors, including the election of directors”.  This has also been explained on page 110.

Future sales of our Class A common stock…, page 36

7.                                      Please revise your disclosure here and elsewhere as necessary to clarify whether the number of shares that will be subject to lock-up agreements after the offering includes the shares to be sold in the reserved share program.

Response:  The Company’s disclosure has been revised in accordance with the Staff’s comment to explain that to the extent that shares of our Class A common stock are sold to our existing stockholders through the reserved share program who are subject to lock-up agreements, the subsequent disposition of those shares will be subject to the restrictions set forth in the lockup agreements signed by those persons.  See pages 40 and 147.

Use of Proceeds, page 44

8.                                      We note that you will disclose the amount of accrued but unpaid dividends on your Series A and Series B preferred stock that will be paid from the offering proceeds; please also disclose the remaining amount of accrued but unpaid dividends on the preferred stock that will be exchanged for Class B common stock. In addition, if the amounts that you received for the Series A and Series B preferred stock issuances in the second paragraph (totaling $108,074,980) are intended to represent the redemption price of the preferred stock that will be exchanged for shares of Class B common stock, please clarify that that is the case.

Response:  The “Use of Proceeds” section has been revised in accordance with the Staff’s comment.  See page 48.  The Company has also revised the Use of Proceeds in the “Prospectus Summary” in accordance with the Staff’s comment.

Capitalization, page 47

9.                                      We note your discussion on page 47 of the adjustments in the “Pro Forma” column. Please separately quantify for your investors the principal and interest aggregating to a repayment of $264.5 million. Please also disclose the amount of fees and expenses paid.

Response:  The disclosure concerning repayment of $264.5 million of outstanding borrowings has been revised to include the principal and interest components thereof, in accordance with the Staff’s comment.  See page 50.

10.                               To expedite our review, where the pro forma amount differs from the actual amount, please provide us with the calculation of each pro forma and pro forma as adjusted amount. Additionally, please ensure that your narrative disclosures clearly explain these differences to your investors.

Response:  The Company supplementally provides the Staff the following calculation of the pro forma and pro forma adjusted amounts of the capitalization table:

	Changes to Cash and Cash Equivalents	Changes to Stockholders’ Equity
	(dollars in thousands)
December 30, 2012 actual	$29,172	$(219,570)
Plus: proceeds from term loan	275,000	—
	304,172	—
Less:
Repay principal amount of term loan	(259,350)	—
Term loan pre-payment penalty	(2,593)	—
Term loan interest thru 2/13/13	(5,171)	(2,666)
Revolver interest thru 2/13/13	(169)	(169)
Term/revolver loan refinancing fees and expenses	(4,264)	(2,474)
Repay principal amount of subordinated note	(7,333)	—
Subordinated note cash interest thru 3/6/13	(133)	(133)
Subordinated note deferred interest thru 3/6/13	(267)	(27)
Repurchase of Class A common stock	(1,500)	(1,500)
December 30, 2012 pro forma	23,392	(226,539)
Plus:
Gross proceeds to the Company from the offering	146,999	146,999
Exchange of preferred stock and accrued dividends for Class B common stock	—	170,547
Less:
Underwriting discounts and commissions and expenses of the offering that have not previously been paid	(13,571)	(13,571)
Use of proceeds	(81,481)	—
—Expenses related to use of proceeds	—	(17,359)
—Accrued dividends from 12/30/12 to closing date of offering	—	(9,014)
December 30, 2012 pro forma as adjusted	$75,339	$51,063

The Company has revised the disclosure in the “Capitalization” section to explain the changes to cash resulting from the refinancing of its 2012 senior credit agreement and payment of its subordinated note, in accordance with the Staff’s comment.  See page 50.

Dilution, page 50

11.                               To expedite our review, once you complete the dilution table, please provide us with the calculation supporting each amount appearing in that table. Similarly, please provide us with the calculation supporting the impact of a $1.00 increase or decrease in the offering price, as disclosed on page 51.

Response:  The following table sets forth the calculations supporting the dilution table (dollars in thousands, except share and per share amounts).

Total tangible assets	$218,032
Less: total liabilities (including redeemable preferred stock)	(558,748)
Net tangible book value before the offering, actual	(340,716)
Effect of Refinancing and Stock Repurchase on actual net tangible book value(1)	(6,969)
Effect of Exchange on actual net tangible book value(2)	161,533
Pro form net tangible book value	$(186,152)
Total shares outstanding before the offering (after giving effect to the Exchange)	27,874,696
Pro forma net tangible book value per share before the offering	$(6.68)

Pro forma net tangible book value	$(186,152)
Net proceeds to us from the offering(3)	51,069
Payment of accrued dividends(2)	65,000
Pro forma net tangible book value after the offering	$(70,083)
Total shares outstanding after the offering	41,238,260
Pro forma net tangible book value per share after the offering	$(1.70)

(1)                                 Increase in liabilities.
(2)                                 Decrease in redeemable preferred stock.
(3)                                 Increase in assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 67

General and Administrative Expenses, page 69

12.                               We note that you have attributed the increase in your general and administrative expenses to several items. Please quantify the impact of each item that significantly increased or decreased your general and administrative expenses to provide your investors with the necessary context for evaluating the variability of your results and assessing the likelihood that past performance is indicative of future performance. If practicable, please quantify the amount attributable to new stores so that investors have better insight into how these expenses are impacted by the pace of your growth.

Response:  The Company has revised the disclosure to quantify the impact of the items that significantly increased general and administrative expenses.  See page 73.  The Company is not able to quantify the amount of the increase that is directly attributable to the opening of new stores, but does not believe it represents a material portion of the increase.

Store Opening Costs, page 69

13.                               It appears that your average opening costs per store have increased from fiscal 2011, to fiscal 2012, to the 39 weeks ended December 30, 2012. Please tell us why this has occurred and briefly clarify to your readers whether you expect this trend to continue.

Response:  The Company advises the Staff that store opening costs vary among locations due to several key factors, including the length of time between possession date and the date on which the location opens for business along with the time designated as the training period for new staff for the store, and therefore the Company believes that average store opening costs is not a meaningful measure.  The pre-opening period for Woodland Park, New Jersey store was four months, the shortest pre-opening span of recent openings.  In comparison, the opening of the Douglaston, New York store was delayed for a year as a result of the Company’s decision to delay the opening of this store in order to focus on opening its Upper East Side Manhattan store, as described on page 76.  As disclosed on page 74, the Company’s Kips Bay pre-opening period was delayed by approximately two months due to construction delays resulting from bedrock issues and the impact of Hurricane Sandy.  This delay resulted in higher rent expense and higher labor expense.  As disclosed on page 70, the Company expects store opening costs to vary from period to period depending on the number of new stores opened in the period, whether such stores opened early or late in the period and whether new stores will open early in the following period.

Management, page 102

14.                               We note your statements that Sterling has the “right to designate four directors in aggregate,” as well as “additional persons who are not employed by or affiliates of Sterling Investment Partners and have relevant business experience.” Please revise to clarify, if true, that Sterling’s ability to designate “additional persons” means that Sterling has the right to designate all members of the board other than those designated by Mr. H. Glickberg and Mr. D. Glickberg.

Response:  As noted in the Company’s response to comment 6 above, the Stockholders’ Agreement that enables Sterling Investment Partners to designate directors will terminate upon completion of the offering.  The disclosure concerning the Stockholders’ Agreement on pages 110 and 112 has been revised to state that the Stockholders’ Agreement will so terminate.  However, by virtue of its control of a majority of the voting power of the Company’s outstanding common stock after completion of the offering, Sterling Investment Partners will control the outcome of director elections without a contractual right to designate directors.  This has also been explained on page 110.

Certain Relationships and Related Party Transactions, page 126

Transactions with Former Director and Executive Officer, page 131

15.                               Please disclose the name of the former director and officer described in this section. Refer to Item 404(a)(1) of Regulation S-K.

Response:  The name of the former director and officer has been inserted, in accordance with the Staff’s comment.  See page 139.

* * *

We thank you for your prompt attention to this submission.  If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219 (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Manuel G. Rivera

Manuel G. Rivera

cc:                                Sondra Snyder, U.S. Securities and Exchange Commission
Jennifer Thompson, U.S. Securities and Exchange Commission
Jacqueline Kaufman, U.S. Securities and Exchange Commission
Lilyanna Peyser, U.S. Securities and Exchange Commission
Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Edward Arditte, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.
Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Roy L. Goldman, Esq., Fulbright & Jaworski L.L.P.